Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130857
PROSPECTUS SUPPLEMENT DATED MAY 1, 2007
(To Prospectus Dated March 7, 2006 and Filed March 8, 2006)
3.9375% Convertible Senior Debentures Due 2015
5,105,061 Common Shares
This prospectus supplement, together with the prospectus described above, is to be used by certain holders of the securities referenced above, or by their transferees, pledgees, donees or their successors, in connection with the offer and sale of the securities. This prospectus supplement should be read in conjunction with the prospectus and is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.
SELLING SECURITY HOLDERS
The table included in the section captioned “Selling Security Holders” commencing on page 23 of the prospectus is hereby amended to add a selling security holder and to reflect the debentures, and common stock issuable upon conversion of the debentures, for that selling security holder, as shown below:

				No. of	No. of	No. of
	Amount of	% of	Amount of	Shares of	Shares of	Shares of
	Debentures	Debentures	Debentures	Common Stock	Common Stock	Common Stock
	Beneficially	Beneficially	Being	Beneficially	Being	Owned After
Name of Selling Security Holder	Owned ($)	Owned	Offered ($)(a)	Owned(b)(c)	Offered(a)(c)	Offering(a)

Whitebox Diversified Convertible Arbitrage Partners LP(1)	1,500,000	*	1,500,000	44,391	44,391	0

*	Less than 1%

(a)	Because each selling security holder may sell pursuant to this prospectus all or a portion of the offered debentures, and common stock issuable upon conversion of the debentures, we cannot know or estimate the number or percentage of debentures and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 64 of the prospectus. The information presented in this table assumes that the selling security holder will fully convert the debentures for cash and shares of our common stock, and that the selling security holder will sell all shares of our common stock that it receives pursuant to such conversion.

(b)	Includes shares of our common stock issuable upon conversion of the debentures.

(c)	The number of shares of our common stock issuable upon conversion of the debentures is calculated assuming (i) the debentures are worth $345,000,000 at the time of conversion, with the $172,500,000 principal amount paid in cash and the remaining $172,500,000 paid in shares of our common stock, and (ii) the conversion of the full amount of debentures held by the selling security holders at the initial conversion price of $33.79, which corresponds to the initial conversion rate of 29.5972 shares per $1,000 principal amount of the debentures. The number of shares of our common stock to be offered using this prospectus may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the debentures. Instead, we will pay cash in lieu of fractional shares, if any.

(1)	Whitebox Diversified Convertible Arbitrage Advisors LLC, as the general partner of Whitebox Diversified Convertible Arbitrage Partners LP, has voting and investment power over the securities held by this selling security holder. Andrew Redleaf is Managing Member of Whitebox Diversified Convertible Arbitrage Advisors LLC.
The amended table is based solely on the most current information provided to us by the selling security holder named above. This selling security holder has not, within the past three years, held any position or office with us or any of our predecessors or affiliates or had any other material relationship with us or any of our predecessors or affiliates.